Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		September 30, 2022	December 31, 2021
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and deposits		138.7	193.9
Trade and other receivables	5	973.8	823.7
Unbilled receivables		600.7	421.7
Contract assets		86.9	70.2
Income taxes recoverable		88.3	85.6
Prepaid expenses		48.0	45.8
Other assets	6	22.6	23.5
Total current assets		1,959.0	1,664.4
Non-current
Property and equipment		239.4	233.7
Lease assets		457.9	476.5
Goodwill	4,12	2,347.6	2,184.3
Intangible assets	4	335.0	373.3
Net employee defined benefit asset		15.0	17.0
Deferred tax assets		53.0	48.3
Other assets	6	197.6	228.9
Total assets		5,604.5	5,226.4
LIABILITIES AND EQUITY
Current
Bank indebtedness		32.1	7.2
Trade and other payables		727.5	634.7
Lease liabilities		101.3	123.9
Deferred revenue		280.4	264.8
Income taxes payable		26.0	26.6
Long-term debt	7	43.6	51.0
Provisions	8	45.4	36.7
Other liabilities	9	36.1	34.5
Total current liabilities		1,292.4	1,179.4
Non-current
Lease liabilities		530.1	545.0
Income taxes payable		7.3	8.9
Long-term debt	7	1,330.7	1,194.1
Provisions	8	118.8	122.6
Net employee defined benefit liability		44.1	58.7
Deferred tax liabilities		54.3	77.5
Other liabilities	9	30.2	38.0
Total liabilities		3,407.9	3,224.2
Shareholders’ equity
Share capital	10	981.4	972.4
Contributed surplus		6.8	10.6
Retained earnings		1,101.4	1,043.4
Accumulated other comprehensive income (loss)		106.6	(24.7)
Total shareholders’ equity		2,196.2	2,001.7
Non-controlling interests		0.4	0.5
Total liabilities and equity		5,604.5	5,226.4
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2022	2021	2022	2021
(In millions of Canadian dollars, except per share amounts)	Notes	$	$	$	$

Gross revenue		1,473.2	1,168.3	4,163.7	3,391.5
Less subconsultant and other direct expenses		313.2	235.4	836.9	671.6

Net revenue		1,160.0	932.9	3,326.8	2,719.9
Direct payroll costs	13	533.0	425.9	1,530.0	1,263.2

Project margin		627.0	507.0	1,796.8	1,456.7

Administrative and marketing expenses	10,13	445.4	353.2	1,303.1	1,036.0
Depreciation of property and equipment		14.4	13.8	43.0	40.4
Depreciation of lease assets		29.7	26.4	90.2	79.6
Amortization of intangible assets		26.6	15.0	77.1	42.0
Reversal of lease asset impairment		(1.1)	(1.7)	(3.7)	(4.3)
Net interest expense	7,15	18.7	9.6	46.5	29.5
Other net finance expense		3.8	1.5	6.1	4.1
Foreign exchange (gain) loss		(1.4)	2.1	1.4	3.1
Other expense (income)	14	1.8	(0.9)	5.8	(12.8)

Income before income taxes		89.1	88.0	227.3	239.1

Income taxes
Current		34.0	31.0	80.6	72.3
Deferred		(12.9)	(13.0)	(26.8)	(17.3)

Total income taxes		21.1	18.0	53.8	55.0

Net income for the period		68.0	70.0	173.5	184.1

Weighted average number of shares outstanding - basic		110,737,375	111,076,831	110,990,534	111,249,043

Weighted average number of shares outstanding - diluted		110,896,770	111,545,984	111,150,916	111,664,717

Shares outstanding, end of the period		110,746,040	111,158,576	110,746,040	111,158,576

Earnings per share, basic and diluted		0.61	0.63	1.56	1.65
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2022	2021	2022	2021
(In millions of Canadian dollars)	Notes	$	$	$	$
Net income for the period		68.0	70.0	173.5	184.1
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations		137.3	41.2	131.8	(34.5)
Net unrealized gain (loss) on FVOCI financial assets	6	1.3	(0.4)	(3.7)	(1.7)
Unrealized gain on interest rate and total return swaps	12	1.3	0.6	3.2	2.1

Other comprehensive income (loss) for the period, net of tax		139.9	41.4	131.3	(34.1)

Total comprehensive income for the period, net of tax		207.9	111.4	304.8	150.0
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 10)	Share Capital (note 10)	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2020	111,005,347	932.2	12.9	958.6	24.8	1,928.5
Net income				184.1		184.1
Other comprehensive loss					(34.1)	(34.1)
Total comprehensive income (loss)				184.1	(34.1)	150.0
Share options exercised for cash	1,092,711	35.5				35.5
Share-based compensation			3.6			3.6
Shares repurchased under Normal Course Issuer Bid	(939,482)	(8.1)	(0.1)	(42.5)		(50.7)
Fair value reclass of share options exercised		6.1	(6.1)			—
Dividends declared				(55.1)		(55.1)

Balance, September 30, 2021	111,158,576	965.7	10.3	1,045.1	(9.3)	2,011.8

Balance, December 31, 2021	111,333,479	972.4	10.6	1,043.4	(24.7)	2,001.7
Net income				173.5		173.5
Other comprehensive income					131.3	131.3
Total comprehensive income				173.5	131.3	304.8
Share options exercised for cash	498,237	15.9				15.9
Share-based compensation			(1.0)			(1.0)
Shares repurchased under Normal Course Issuer Bid	(1,085,676)	(9.6)	(0.1)	(55.6)		(65.3)
Fair value reclass of share options exercised		2.7	(2.7)			—
Dividends declared				(59.9)		(59.9)

Balance, September 30, 2022	110,746,040	981.4	6.8	1,101.4	106.6	2,196.2
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2022	2021	2022	2021
(In millions of Canadian dollars)	Notes	$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income		68.0	70.0	173.5	184.1
Add (deduct) items not affecting cash:
Depreciation of property and equipment		14.4	13.8	43.0	40.4
Depreciation of lease assets		29.7	26.4	90.2	79.6
Reversal of lease asset impairment		(1.1)	(1.7)	(3.7)	(4.3)
Amortization of intangible assets		26.6	15.0	77.1	42.0
Deferred income taxes		(12.9)	(13.0)	(26.8)	(17.3)
Net loss (gain) on equity securities	14	2.5	0.3	6.5	(9.1)
Share-based compensation	10	10.6	10.7	18.2	28.1
Provisions	8	2.1	10.9	37.2	24.3
Other non-cash items		3.5	(0.3)	7.9	4.6
		143.4	132.1	423.1	372.4
Trade and other receivables		(69.7)	(28.3)	(110.8)	(26.8)
Unbilled receivables		(61.9)	(52.7)	(173.8)	(78.9)
Contract assets		(6.0)	(2.5)	(16.7)	(2.9)
Prepaid expenses		7.5	11.5	(1.2)	6.4
Income taxes recoverable		10.6	11.9	0.2	(6.5)
Trade and other payables and other accruals		58.0	24.4	(39.2)	(27.4)
Deferred revenue		11.2	4.6	13.1	(1.4)
		(50.3)	(31.1)	(328.4)	(137.5)
Net cash flows from operating activities		93.1	101.0	94.7	234.9
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	4	—	(3.3)	(47.6)	(38.3)
Purchase of investments held for self-insured liabilities	6	(101.1)	(25.8)	(144.2)	(44.6)
Proceeds from sale of investments held for self-insured liabilities	6	75.2	19.2	178.9	35.6
Purchase of intangible assets		(1.4)	(1.8)	(4.8)	(3.8)
Purchase of property and equipment		(18.7)	(15.4)	(41.5)	(31.7)
Other		1.3	(0.6)	2.9	1.2
Net cash flows used in investing activities		(44.7)	(27.7)	(56.3)	(81.6)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net (repayment of) proceeds from revolving credit facility	15	(40.1)	(10.0)	113.2	—
Repayment of notes payable and software financing obligations	15	(2.6)	(13.7)	(49.1)	(52.9)
Net (repayment of) proceeds from bank indebtedness		(11.1)	—	32.1	—
Net lease payments	15	(36.0)	(34.1)	(107.8)	(98.6)
Repurchase of shares for cancellation		—	—	(65.3)	(50.7)
Proceeds from exercise of share options		0.5	4.8	15.9	35.5
Payment of dividends to shareholders	10	(19.9)	(18.3)	(58.2)	(53.9)
Net cash flows used in financing activities		(109.2)	(71.3)	(119.2)	(220.6)
Foreign exchange gain (loss) on cash held in foreign currency		30.3	9.8	32.8	(5.2)
Net (decrease) increase in cash and cash equivalents		(30.5)	11.8	(48.0)	(72.5)
Cash and cash equivalents, beginning of the period		169.2	200.5	186.7	284.8
Cash and cash equivalents, end of the period		138.7	212.3	138.7	212.3
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the quarter and three quarters ended September 30, 2022, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on November 10, 2022. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the quarter and three quarters ended September 30, 2022 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2021 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2021 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2021 annual consolidated financial statements, which included considerations for the impacts of the continuing COVID-19 pandemic and new variants. The COVID-19 pandemic has had adverse financial impacts on the global economy and financial markets. The war in Ukraine has also contributed to increased global economic and financial volatility; however, there has been no significant impact on the Company's results and management continues to monitor for any potential impacts on the operations and financial position of the Company.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-7	Stantec Inc.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
In May 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37). The
amendments clarify that both incremental costs and an allocation of other costs that relate directly to fulfilling the contract should be included in assessing whether a contract is onerous. The amendments became effective January 1, 2022. The amendments did not have a material impact on the Company's consolidated financial statements.

Future adoptions
The standards, amendments, and interpretations issued before 2022 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2021 annual consolidated financial statements. In addition, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) in September 2022, which addressed measurement requirements for sale and leaseback transactions. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted, applied retrospectively.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4. Business Acquisition
On April 1, 2022, the Company purchased the assets of Barton Willmore LLP and all the shares of Barton Willmore
Holdings Limited (collectively Barton Willmore) for cash consideration and notes payable. Barton Willmore is a 300-
person firm based in the United Kingdom. The firm provides planning and design services for both public and private clients across all development sectors, with specific expertise in the residential space. This addition further strengthened the Company’s Infrastructure operations in the Global cash-generating unit (CGU).

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, including measurement period adjustments for prior acquisitions, were as follows:

	Notes	Total $

Cash consideration		49.7
Notes payable	7	27.8
Consideration		77.5

Cash consideration		49.7
Cash acquired		2.1
Net cash paid		47.6

Assets and liabilities acquired
Cash		2.1
Non-cash working capital
Trade receivables		13.9
Unbilled receivables		4.2
Trade and other payables		(6.9)
Other non-cash working capital		(4.2)
Intangible assets		12.8
Deferred tax assets (net)		6.1
Provisions	8	(11.3)
Other		1.6
Total identifiable net assets at fair value		18.3
Goodwill arising on acquisitions		59.2

Trade receivables and unbilled receivables are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-8	Stantec Inc.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. There were no goodwill and intangible assets deductible for income tax purposes.

At September 30, 2022, provisions for claims outstanding relating to all prior acquisitions were $16.5, based on their expected probable outcome (note 8). Certain of these claims are indemnified by the acquiree (note 6).

Gross revenue earned from Barton Willmore since the acquisition is $25.1.

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Engenium, Driven by Values, and Cox McLean during the first three quarters. For Cardno Limited, and Barton Willmore, management is reviewing vendor's closing financial statements, purchase adjustments, and other outstanding information. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

Measurement period adjustments related to prior acquisitions increased goodwill by $7.0, including an increase of $9.7 in deferred tax assets, and an increase of $10.7 in provisions, and a decrease of $6.0 in other net assets.

5.Trade and Other Receivables

		September 30, 2022	December 31, 2021
	Note	$	$

Trade receivables, net of expected credit losses of $2.0 (2021 – $2.0)		937.3	787.9
Holdbacks, current		29.0	28.6
Other		7.5	7.2
Trade and other receivables		973.8	823.7

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
September 30, 2022	939.3	567.0	194.8	58.3	39.2	80.0
December 31, 2021	789.9	467.8	181.1	56.3	30.6	54.1

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 12.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-9	Stantec Inc.

6.Other Assets

		September 30, 2022	December 31, 2021
	Note	$	$

Financial assets
Investments held for self-insured liabilities	11,14	157.9	198.3
Holdbacks on long-term contracts		30.1	23.6
Other		17.6	15.5
Non-financial assets
Investments in joint ventures and associates		7.0	7.4
Other		7.6	7.6
		220.2	252.4
Less current portion - financial		21.6	21.4
Less current portion - non-financial		1.0	2.1
Long-term portion		197.6	228.9

Financial assets — other primarily includes indemnifications, sublease receivables, deposits, and the interest rate swap (note 12). Non-financial assets - other primarily includes transactions costs on long-term debt, and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income. During the first three quarters of 2022, the Company recorded a net loss on equity securities of $6.5 (September 30, 2021 – net gain of $11.0) (note 14) and an unrealized loss on bonds of $3.7 (September 30, 2021 – unrealized loss of $1.7).

7. Long-Term Debt

	September 30, 2022	December 31, 2021
	$	$

Senior unsecured notes	298.5	298.2
Revolving credit facility	684.2	543.3
Term loan	308.7	307.9
Notes payable	57.0	64.7
Software financing obligations	25.9	31.0
	1,374.3	1,245.1
Less current portion	43.6	51.0
Long-term portion	1,330.7	1,194.1

Interest expense on the Company’s long-term debt for the first three quarters of 2022 was $32.4 (September 30, 2021 – $13.7).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-10	Stantec Inc.

Senior unsecured notes
The Company has $300.0 of senior unsecured notes (the notes) that mature on October 8, 2027. The notes bear interest at a fixed rate of 2.048% per annum. The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit facilities and term loan
The Company has syndicated credit facilities, structured as a sustainability-linked loan, consisting of a senior revolving credit facility in the maximum amount of $800.0 and senior term loan of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions. The revolving credit facility and the term loan are unsecured, may be repaid from time to time at the option of the Company, and maturing at various dates before October 29, 2026. The average interest rate for the credit facilities at September 30, 2022, was 5.25% (December 31, 2021 – 2.15%).

The Company is subject to restrictive covenants related to its credit facilities and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2021. The Company was in compliance with these covenants as at and throughout the three quarters ended September 30, 2022.

Notes payable
Notes payable consists primarily of notes payable for acquisitions and mature at various dates from 2022 to 2025. The weighted average interest rate on the notes payable at September 30, 2022, was 1.35% (December 31, 2021 – 1.46%).

Software financing obligations
The Company has financing obligations for software, included in intangible assets, bearing interest at rates up to 4.51% (December 31, 2021 - up to 4.69%) and mature at various dates before October 2027. Software additions acquired through software financing obligations in the first three quarters of 2022, were $9.6 (December 31, 2021 - $44.4) and have been excluded from the consolidated statement of cash flows (note 15).

Surety facilities
The Company has surety facilities related to Construction Services (which was sold in 2018), to accommodate the issuance of bonds for certain types of project work. At September 30, 2022, the Company had retained bonds of $31.0 (US$22.4) (December 31, 2021 – $65.5 (US$51.8)) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before January 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $19.0 (December 31, 2021 - $10.1) in bonds for Consulting Services that will expire on completion of the associated projects. The estimated completion dates of these projects are before October 2028.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-11	Stantec Inc.

8.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2022	109.5	20.4	12.7	16.7	159.3
Current period provisions	24.0	46.2	2.3	1.0	73.5
Acquisitions	—	4.4	0.5	6.4	11.3
Paid or otherwise settled	(39.6)	(39.9)	(1.4)	(7.5)	(88.4)
Impact of foreign exchange	6.6	1.4	(0.2)	0.7	8.5
	100.5	32.5	13.9	17.3	164.2
Less current portion	9.1	24.4	2.9	9.0	45.4
Long-term portion	91.4	8.1	11.0	8.3	118.8

Increases in provisions for claims were made during the first three quarters of 2022. The Company has finalized settlement agreements for certain claims and received insurance recoveries from the Company's third-party insurers to settle the claims.

9.Other Liabilities

		September 30, 2022	December 31, 2021
	Note	$	$

Cash-settled share-based compensation	10	51.0	62.0
Total return swap	12	3.5	—
Other		11.8	10.5
		66.3	72.5
Less current portion		36.1	34.5
Long-term portion		30.2	38.0

10.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 5,559,312 common shares and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. During the first three quarters of 2022, 1,085,676 common shares were repurchased for cancellation pursuant to the NCIB at a cost of $65.3 (September 30, 2021 - 939,482 shares were repurchased at a cost of $50.7). As at September 30, 2022 and December 31, 2021, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-12	Stantec Inc.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2022

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 3, 2021	December 31, 2021	January 18, 2022	0.165	18.3
February 23, 2022	March 31, 2022	April 18, 2022	0.180	20.0
May 11, 2022	June 30, 2022	July 15, 2022	0.180	19.9
August 10, 2022	September 29, 2022	October 17, 2022	0.180	—

At September 30, 2022, trade and other payables included $20.0 related to the dividends declared on August 10, 2022.

Share-based payment transactions

During the third quarter of 2022, the Company recognized a net share-based compensation expense of $10.6 (September 30, 2021 - $10.7) in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $11.7 (September 30, 2021 - $10.7) offset by a hedge impact of $1.1 (September 30, 2021 - nil) (note 12).

During the first three quarters of 2022, the Company recognized a net share-based compensation expense of $18.2 (September 30, 2021 - $28.1), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $12.6 (September 30, 2021 - $28.1) and a hedge impact of $5.6 (September 30, 2021 - nil) (note 12). Also, an adjustment of $1.0 (September 30, 2021 - $3.6) was included in contributed surplus for deferred tax impacts on share-based compensation.

During the first three quarters of 2022, the Company granted 253,938 Preferred Share Units (PSUs) at a fair value of $14.5 (September 30, 2021 - 242,701 units for $14.0) and 145,884 Restricted Share Units (RSUs) at a fair value of $8.0 (September 30, 2021 - 124,599 units for $6.7), under the same terms, conditions, and vesting requirements as the units issued in 2021. Also, during the first three quarters of 2022, 320,129 PSUs were paid at a value of $15.3 (September 30, 2021 - 253,373 PSUs were paid at a value of $9.0) and 148,327 RSUs were paid at a value of $8.0 (September 30, 2021 - no payments were made for RSUs).

At September 30, 2022, the accrued obligations for PSUs of $27.7 (December 31, 2021 - $32.5) and for RSUs of $9.9 (December 31, 2021 - $15.4), and the fair value of outstanding and vested Deferred Share Units (DSUs) of $13.4 (December 31, 2021 - $14.1) were recorded in other liabilities (note 9).

11.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-13	Stantec Inc.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first three quarters of 2022, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at September 30, 2022:

		Carrying Amount	Level 1	Level 2	Level 3
	Notes	$	$	$	$

Assets
Investments held for self-insured liabilities	6	157.9	—	157.9	—
Interest rate swap	12	2.3	—	2.3	—

Liabilities
Total return swaps	9,12	3.5	—	3.5	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at September 30, 2022:

		Carrying Amount	Level 1	Level 2	Level 3
	Note	$	$	$	$

Senior unsecured notes	7	298.5	—	257.1	—
Notes payable	7	57.0	—	56.0	—

The fair value of senior unsecured notes and notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

12.Financial Instruments
a)Derivative financial instruments

Interest rate swap
The Company has an interest rate swap agreement to hedge the interest rate variability on Tranche C of the term loan with a notional amount of $160.0, maturing on June 27, 2023. For the first three quarters of 2022, the change in fair value of the interest rate swap, estimated using market rates at September 30, 2022, is an unrealized gain of $4.6 ($3.6 net of tax) (September 30, 2021 – unrealized gain of $2.7 ($2.1 net of tax)) recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-14	Stantec Inc.

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The notional amount of TRSs designated as a cash flow hedge against the Company's RSUs is $22.4, maturing between 2023 and 2025. During the first three quarters of 2022, the change in the fair value of the TRSs is an unrealized loss of $0.5 ($0.4 net of tax) recognized in other comprehensive income (loss) and a net loss of $5.6 ($4.3 net of tax) recognized in the consolidated statements of income, in administrative and marketing expenses.

b)Nature and extent of risks
The COVID-19 pandemic and the conflict in Ukraine, as described in note 2, have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at September 30, 2022, was $2,005.7 (December 31, 2021 – $1,746.9).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At September 30, 2022, the days of revenue in trade receivables were 60 days (December 31, 2021 – 59 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 1% increase or decrease in equity prices at September 30, 2022, would increase or decrease the Company’s net income by $1.2, respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at September 30, 2022, would decrease or increase the Company’s net income by $1.1, respectively.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-15	Stantec Inc.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at September 30, 2022, was $81.0
(December 31, 2021 – $243.7) and the Company also has access to additional funds of $600.0 under its credit facilities (note 7). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. However, this risk has been partially mitigated by the interest rate swap on tranche C of the term loan. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. A reasonably possible change in interest rates assumption was increased from 0.5% to 1% to reflect recent market interest rate increases. If the interest rate on the Company’s revolving credit facility and term loan balances at September 30, 2022, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $4.8, respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. During the first three quarters of 2022, the Company recorded exchange gains on translation of foreign operations of $131.8 through other comprehensive income (loss), of which $104.1 related to goodwill. The Company does not hedge for this foreign exchange risk.

13.Employee Costs

		For the quarter ended September 30,		For the three quarters ended September 30,
		2022	2021	2022	2021
	Note	$	$	$	$
Wages, salaries, and benefits		836.0	667.1	2,427.7	1,988.1
Pension costs		22.3	18.3	66.9	57.4
Net share-based compensation	10,12	10.6	10.7	18.2	28.1
Total employee costs		868.9	696.1	2,512.8	2,073.6
Direct labor		533.0	425.9	1,530.0	1,263.2
Indirect labor		335.9	270.2	982.8	810.4
Total employee costs		868.9	696.1	2,512.8	2,073.6

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs for the first three quarters of 2022 is $65.9 (September 30, 2021 – $56.2) related to defined contribution plans.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-16	Stantec Inc.

14.Other Expense (Income)

	For the quarter ended September 30,		For the three quarters ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Realized gain on equity securities	(1.2)	(0.9)	(15.7)	(1.9)
Unrealized loss (gain) on equity securities	3.7	0.3	22.2	(9.1)
Share of income from joint ventures and associates and other	(0.7)	(0.3)	(0.7)	(1.8)
Total other expense (income)	1.8	(0.9)	5.8	(12.8)

15.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2022, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2022	298.2	851.2	64.7	31.0	668.9	1,914.0
Statement of cash flows
Proceeds	—	6,367.0	—	—	1.0	6,368.0
Repayments or payments	—	(6,253.8)	(33.1)	(16.0)	(108.8)	(6,411.7)
Non-cash changes
Foreign exchange	—	27.6	(2.1)	1.2	14.1	40.8
Additions and modifications	—	—	27.8	9.6	56.2	93.6
Other	0.3	0.9	(0.3)	0.1	—	1.0
September 30, 2022	298.5	992.9	57.0	25.9	631.4	2,005.7

A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2021, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2021	299.5	309.1	68.8	3.4	629.8	1,310.6
Statement of cash flows
Proceeds	—	37.0	—	—	1.9	38.9
Repayments or payments	—	(37.0)	(37.2)	(15.7)	(100.5)	(190.4)
Non-cash changes
Foreign exchange	—	—	(2.9)	(0.3)	(6.2)	(9.4)
Additions and modifications	—	—	36.1	37.8	57.8	131.7
Other	(1.3)	0.5	(1.5)	0.2	0.7	(1.4)
September 30, 2021	298.2	309.6	63.3	25.4	583.5	1,280.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-17	Stantec Inc.

	For the quarter ended September 30,		For the three quarters ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Supplemental disclosure
Income taxes paid	20.6	16.3	75.6	67.6
Net interest paid	15.5	8.2	41.1	25.8

Interest on lease liabilities during the third quarter of 2022 was $5.4 (September 30, 2021 - $5.6). Interest on lease liabilities during the first three quarters of 2022 was $16.7 (September 30, 2021 - $17.9).

16.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the quarter ended September 30, 2022
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	350.2	805.6	352.9	1,508.7	(35.5)	1,473.2
Less inter-segment revenue	10.0	10.1	15.4	35.5	(35.5)	—
Gross revenue from external customers	340.2	795.5	337.5	1,473.2	—	1,473.2
Less subconsultants and other direct expenses	46.1	203.7	63.4	313.2	—	313.2
Total net revenue	294.1	591.8	274.1	1,160.0	—	1,160.0
Project margin	156.0	324.5	146.5	627.0	—	627.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-18	Stantec Inc.

	For the quarter ended September 30, 2021
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	323.9	617.0	253.9	1,194.8	(26.5)	1,168.3
Less inter-segment revenue	7.8	8.4	10.3	26.5	(26.5)	—
Gross revenue from external customers	316.1	608.6	243.6	1,168.3	—	1,168.3
Less subconsultants and other direct expenses	41.7	149.0	44.7	235.4	—	235.4
Total net revenue	274.4	459.6	198.9	932.9	—	932.9
Project margin	146.9	253.0	107.1	507.0	—	507.0

	For the three quarters ended September 30, 2022
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	1,008.0	2,266.1	994.1	4,268.2	(104.5)	4,163.7
Less inter-segment revenue	28.3	31.6	44.6	104.5	(104.5)	—
Gross revenue from external customers	979.7	2,234.5	949.5	4,163.7	—	4,163.7
Less subconsultants and other direct expenses	120.0	545.8	171.1	836.9	—	836.9
Total net revenue	859.7	1,688.7	778.4	3,326.8	—	3,326.8
Project margin	455.7	925.9	415.2	1,796.8	—	1,796.8

	For the three quarters ended September 30, 2021
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	945.2	1,811.7	715.9	3,472.8	(81.3)	3,391.5
Less inter-segment revenue	23.7	23.0	34.6	81.3	(81.3)	—
Gross revenue from external customers	921.5	1,788.7	681.3	3,391.5	—	3,391.5
Less subconsultants and other direct expenses	113.0	429.4	129.2	671.6	—	671.6
Total net revenue	808.5	1,359.3	552.1	2,719.9	—	2,719.9
Project margin	432.8	732.0	291.9	1,456.7	—	1,456.7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-19	Stantec Inc.

The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	September 30, 2022	December 31, 2021	For the quarter ended September 30,		For the three quarters ended September 30,
			2022	2021	2022	2021
	$	$	$	$	$	$

Canada	626.6	644.6	340.2	316.1	979.7	921.5
United States	2,013.1	1,880.0	795.5	608.6	2,234.5	1,788.7
United Kingdom	185.5	144.5	109.0	84.5	302.0	250.0
Australia	402.9	441.9	116.2	67.1	342.5	161.4
Other global geographies	151.8	156.8	112.3	92.0	305.0	269.9
	3,379.9	3,267.8	1,473.2	1,168.3	4,163.7	3,391.5

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets. Non-current assets at December 31, 2021 for Australia was restated from $325.6 to $441.9 and other global geographies from $273.1 to $156.8. An adjustment of $116.3 was made for certain assets in Australia that were previously grouped in other global geographies.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the quarter ended September 30,		For the three quarters ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Infrastructure	419.2	324.1	1,175.8	949.6
Water	298.0	251.4	847.4	743.2
Buildings	261.9	230.9	749.9	679.8
Environmental Services	324.1	217.3	909.4	590.9
Energy & Resources	170.0	144.6	481.2	428.0
Total gross revenue from external customers	1,473.2	1,168.3	4,163.7	3,391.5

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-20	Stantec Inc.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

17.Events after the Reporting Period
L2P
On October 28, 2022, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of L2, Inc. and Partridge Architects, Inc. (collectively L2P) for cash consideration and notes payable. L2P is a 40-person firm headquartered in Philadelphia, Pennsylvania serving the science and technology, commercial workplace, higher education, residential, and hospitality markets. This acquisition will further strengthen the Company's Buildings operations in the United States CGU.

Dividend
On November 10, 2022, the Company declared a dividend of $0.18 per share, payable on January 17, 2023, to shareholders of record on December 30, 2022.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2022	F-21	Stantec Inc.